UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-32697

CUSIP Number: 023850100

(Check One):             [   ] Form 10-K   [   ]   Form 20-F   [   ]   Form 11-K   [X]   Form 10-Q   [   ]   Form 10-D   [   ]   Form N-SAR   [   ] Form N-CSR

For Period Ended:  June 30, 2008

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________

PART I
REGISTRANT INFORMATION

American Apparel, Inc.
Full Name of Registrant

Former Name if Applicable
747 Warehouse Street
Address of Principal Executive Office (Street and Number)
Los Angeles, California 90021
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

American Apparel, Inc. (the “Company”) needs additional time to review and finalize its consolidated financial statements and management’s discussion and analysis for the quarter ended June 30, 2008 and will not meet the prescribed filing date of August 11, 2008.

The Company has devoted significant accounting, financial and operating resources to the negotiation of modifications to its credit facilities during the second quarter of 2008. As well, on April 1, 2008, the Company had a successful “go live” of the first phase of an enterprise resource planning (“ERP”) system. While it is anticipated that the implementation of the ERP system will improve the Company’s financial disclosure controls, additional accounting resources were required during the second quarter to complete the transition of the Company’s financial reporting from the previous system. The Company also experienced turnover within the accounting department during the second quarter as it terminated a number of employees as well as hired a substantial number of qualified accounting professionals. In May 2008, the Company hired an Interim Chief Financial Officer from Tatum, LLC, a leading executive services firm, to assist the Company in streamlining its internal month-end financial closing process as well as assist in remediating material weaknesses in the Company’s internal controls as disclosed in the Company’s Form 10-K for the year ended December 31, 2007 and in the Company’s Form 10-Q for the quarter ended March 31, 2008.  The Company currently operates in 16 countries and is in the process of further developing and implementing the appropriate internal controls and disclosure controls and procedures necessary to report in a timely manner.

Accordingly, the Company was unable, without unreasonable effort and expense to timely file its Form 10−Q for the quarter ended June 30, 2008. The Company is working diligently to finalize its Form 10−Q and expects to file it no later than the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Adrian Kowalewski	(213)	488-0226
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company was incorporated in Delaware on July 22, 2005 as Endeavor Acquisition Corp. (“Endeavor”), a blank check company formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. On December 21, 2005, the Company consummated its initial public offering, and on December 18, 2006, entered into an Agreement and Plan of Reorganization with American Apparel, Inc., a California corporation (“Old American Apparel”), and its affiliated companies.  On November 6, 2007, the Company entered into an amended Acquisition Agreement (the “Amended Agreement”) with Old American Apparel whereby Old American Apparel and its affiliated companies became wholly owned subsidiaries of the Company.  The Company consummated the acquisition of Old American Apparel and its affiliated companies on December 12, 2007 (the “Merger”) and changed its name to American Apparel, Inc.  Pursuant to the Merger, Old American Apparel merged with and into AAI Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company. AAI Acquisition LLC survived the acquisition as a wholly owned subsidiary of the Company and changed its name to American Apparel (USA), LLC.

          The Merger was accounted for under the purchase method of accounting as a reverse acquisition. Accordingly, for accounting and financial reporting purposes, the Company was treated as the acquired company, and Old American Apparel was treated as the acquiring company, and, consequently, the Merger is treated as a recapitalization of Old American Apparel. As a consequence, the assets and liabilities and the historical operations that will be reflected in the consolidated financial statements for the quarterly period ended June 30, 2008 are those of Old American Apparel and are recorded at the historical cost basis of American Apparel. The Company’s assets and liabilities are consolidated as of December 12, 2007 and are recorded at their net tangible book value; the Company’s results of operations are consolidated with Old American Apparel commencing December 12, 2007.

          Net sales and net income are expected to increase during the second quarter of 2008 compared to the same period in the prior year, primarily as a result of expansion in the U.S. Wholesale and U.S Retail business segments, as well as the Canada and International business segments, as the Company added new store locations and expanded its product offerings.  Since April 1, 2007, the Company opened 46 new retail stores comprising a net increase of 16 new retail stores in the U.S. Retail segment, 5 new retail stores in the Canada segment and 25 new retail stores in the International segment, increasing the total number of retail stores to 195 as of June 30, 2008. The Company has also significantly increased its production capacity through the purchase of two additional manufacturing facilities which were brought into operation in the first half of 2008 and through the hiring of approximately 1,400 additional production employees since March 31, 2008.  Similarly, it is expected that gross margin will increase during the second quarter of 2008 compared to the same period in the prior year, primarily due to the change in the overall sales mix to a higher level of retail sales as a result of the expansion of the U.S. Retail, Canada and International segments which generate a higher gross margin than the U.S. Wholesale segment.

          Operating expenses also are expected to increase during the second quarter of 2008 compared to the same period in the prior year.  This increase is primarily as a result of the increase in worldwide retail store locations, which resulted in, among other things, greater advertising, payroll, general and administrative and other store related costs, and as a result of the Company's activities with respect to operating as a public company as a result of the Merger in December 2007.

          The Company is not able to definitively quantify the changes in net sales, cost of sales, gross profit, net income or operating expenses until the Company's preparation and review of the financial statements and management’s discussion and analysis to be included in the Form 10−Q are completed.

Safe Harbor Statement

This Form 12b-25, and other statements that American Apparel, Inc. may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include statements regarding, among other things, the company's future financial condition and results of operations and the company's prospects and strategies for future growth. In some cases, you can identify forward-looking statements by words or phrases such as "trend," "potential," "opportunity," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Such forward-looking statements are based upon the current beliefs and expectations of American Apparel's management, but are subject to risks and uncertainties, which could cause actual results and/or the timing of events to differ materially from those set forth in the forward-looking statements. American Apparel cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. The following factors, among others, could cause actual results to differ from those set forth in forward-looking statements: business conditions, including risks associated with foreign markets, international business and online retail operations, increases in materials or labor costs and employee matters; the company's relationships with its lenders and its ability to comply with the terms of its existing credit facilities; changing interpretations of generally accepted accounting principles; changes in the overall level of consumer spending; changes in preferences in apparel or the acceptance of the company's products and the company's ability to anticipate such changes; the performance of the company's products within the prevailing retail environment; availability of store locations at appropriate terms and our ability to open new stores and expand internationally; the possibility that the company's suppliers and manufacturers may not timely produce or deliver the company's products; financial non-performance by the company's customers, primarily in the wholesale business; inquiries and investigations and related litigation; continued compliance with U.S. and foreign government regulations; legislation or regulatory environments; requirements or changes adversely affecting the business in which the company is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition, both domestic and foreign, from other apparel providers; changes in key personnel; costs as a result of operating as a public company; general economic conditions; increases in interest rates; geopolitical events and regulatory changes; as well as other relevant risks detailed in the other filings that the company makes with the Securities and Exchange Commission and available at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

American Apparel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2008	By	/s/ Dov Charney
Dov Charney

President and Chief Executive Officer
(Principal Executive Officer)